NOVAWEST RESOURCES INC.

Ste 1000, The Marine Building, 355 Burrard Street, Vancouver, B.C., Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139

82-3822

02 APR 25 AM 11:49

April 10, 2002

02028611

Canadian Venture Exchange
27th Floor, 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

SUPPL

Dear Sirs,

Please find enclosed a copy of our news release issued by Patrick O'Brien, of Novawest Resources Inc., dated April 10, 2002 for your records.

Yours Sincerely,

Alison Robinson
Corporate Secretary
NovaWest Resources Inc.

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

CC. Securities and Exchange Commission, USA

dlw 4/25

NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

100 % Interest Earned In Bucke Diamond Property, GoldenPoly Polymetallic Property and GoldStock Property

Canadian Venture Exchange
Trading Symbol "NVE"

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed

April 10, 2002

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the Canadian Venture Exchange (CDNX) is pleased to announce that the Company has now earned a 100% interest, subject only to NSRs, in its Bucke Diamond Project west of Cobalt, Ontario, GoldenPoly Polymetallic Project southeast of Kirkland Lake, Ontario and GoldStock Gold Project east of Timmins Ontario. The Company has now met all of its multi-year cash and stock payments and work commitment obligations under various option and purchase agreements on these projects.

The Bucke Diamond Project is situated in the favourable Lake Timiskaming Rift Zone has been proven to host both macro and micro, gem quality diamonds. The Bucke Diamond Pipe belongs to Group 1 (based on Nd verses Sr isotopic composition) kimberlites. The recent 10-hole drill program intersected approximately 5000 feet of kimberlite on the Bucke Pipe project, 4,500 feet of that core remains to be analyzed and assayed. The drilling identified new pipes on the property, one of which has now been proven to host diamonds, the other has yet to be tested. The successful discovery of the second kimberlite body raises the possibility that the third southeastern magnetic lobe is similarly generated by a body (pipe?) of kimberlite. If such is the case, then the presence of three bodies of kimberlite in a relatively restricted area measuring 2300ft x 2300ft (700m x 700m) apparently identifies a hot spot for kimberlite generation and emplacement. Once the current work credits are filed the company will have approximately 250 to 300 years of banked work credits that could be applied to the property to keep it in good standing.

The GoldenPoly Project is a polymetallic Zinc-Copper-Gold-Silver Project situated in Pense Township located southeast of Kirkland Lake, Ontario. Drilling has intersected 29.6 feet grading 1.63g/t Au, 0.089% Cu and 1.30% Zn or the equivalent of 3.55% Zn over 29.59 feet. One borehole intersected 12.92 feet grading 1.82 g/t Au, 0.125% Cu, 2.43% Zn and 3.93 g/t Ag or the equivalent of 4.93% Zn over 12.92 feet. Another zone intersected 40 feet of stratified Au-bearing, Zn-Enriched basemetals grading 0.0855 g/t Au, 0.1599 % Cu 2.28% Zn and 1.48 g/t Ag over 25.26 feet. The two mineralized zones, averaging 28 feet in thickness are conformable within an east-striking, south-dipping (50 degrees) sequence of metasediments with intercalated (komatiitic) volcanics. The mineralized zones have a strike length in excess of 1000 metres and a southwesterly grade increase in direction of the identified geophysical anomaly and rake of mineralization. Another recent borehole GP-00-06 was collared 38m (100 feet) east of borehole GP-97-04 which intersected 3.98 (12.92 feet) grading 0.125% Cu, 2.43% Zn, 3.93 g/t Ag and 1.82 g/t Au for a zinc equivalent of 4.93% in the upper zone. The immediately underlying "lower" zone (7.87m or 25.56 feet) graded 0.1599% Cu, 2.18% Zn, 1.48 g/t Ag and 0.0855 g/t Au. Earlier drilling by others intersected 1.93% Zn over 28.9 feet, 1.88% Zinc across 29.7 feet and 1.42% Zn over 43 feet.

cont'd.../2

The property is located in Stock Township, in the east Timmins "Porcupine Gold Camp". NovaWest's GoldStock Project lies north of the Destor Porcupine fault and about ¾ of a mile south of the Pipestone fault in the 'New Mine Trend". The area hosts sediment-volcanic contacts and ultra-mafic volcanics. The GoldStock property adjoins a property that hosts the nearby Stock Mine. Drill results from the nearby Stock Mine have included intersections of 0.11 opt gold (Au) over 65 feet, including 0.21 opt Au over 17.1 feet. The "Porcupine Gold Camp" lies near the western end of the largest Archean greenstone belt in the world, the superlative Abitibi. The geology lying between the region's two "main breaks", the Destor Porcupine and Pipestone faults, hosts the majority of the producing gold mines in the region; some 65 past and present producers that have collectively produced more than 61 million ounces of gold to date. Many of these mines are recognized as being of world-class stature. The Timmins camp hosts such renowned gold mines as the Hollinger (19,327,691 oz. of Au produced), the Dome (12,627,466 oz of Au produced), the McIntyre (10,751,941 oz. of Au produced), the Pamour (4,414,053 oz. of Au produced) and the Ankerite, Coniaurum, Detour Lake, Paymaster and Preston each of which has produced in excess of a million ounces of gold.

NovaWest is a Canadian exploration company with projects in northern Quebec (600 sq km Raglan Ni-PGM-Co-Cu Project, southeastern Ontario (Nickel-Royale 6,000 acre Ni-PGM-Co-Cu Project), northwestern Quebec (Lac Rocher Ni-PGM Project), and northeastern Ontario (GoldenPoly Zinc-Polymetallic Project, Bucke Pipe Diamond Project and GoldStock Gold Project). Shares of NovaWest trade on the CDNX under the trading symbol "NVE".

NovaWest invites the public to visit its website at (www.novawest.com), e-mail us at (**novawest@novawest.com**) for further information or contact Pat O'Brien, President at 1-800-663-8990.

ON BEHALF OF THE BOARD OF DIRECTORS OF
NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Director